February 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Amy Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Credit Suisse Opportunity Funds
Post-Effective Amendment No. 68 to Registration Statement on Form N-1A

Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Ms. Miller:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on February 12, 2016.  The Amendment contains the Prospectus and Statement of Additional Information for the Credit Suisse Volaris US Strategies Fund (the “Fund”), a series of Credit Suisse Opportunity Funds (the “Registrant”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                                     The Staff notes that the Fund’s principal investment strategies include investments in exchange-traded funds. Please add a line item to the fee table for “Acquired Fund Fees and Expenses”, as required by Instruction 3(f) to Item 3 of Form N-1A, or explain supplementally why this is not included in the fee table.

Response:                                                                                        The Registrant has added the referenced line item to the fee table.

Comment No. 2:                                                     Please describe in the principal investment strategies the types of equity securities in which the Fund may invest (i.e., capitalization, sector, types of issuers).

Response:                                                                                        The Registrant respectfully declines to take this comment, as the Fund may invest in a range of types of equity securities.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 3:                                                     Please state supplementally whether the Fund intends to count investments in derivatives towards its 80% investment policy, and if so, state how derivatives will be valued for purposes of the such policy.

Response:                                                                                        The Fund intends to count investments in derivatives toward its 80% policy, and uses the mark-to-market value of derivatives for such purpose.

Comment No. 4:                                                     Please consider revising the Fund’s principal investment strategies so that they are clearer and in plain English.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it believes that the Fund’s principal investments strategies are stated in plain English.

Comment No. 5:                                                     If the Fund will invest in high yield or “junk bonds” as a principal investment strategy, please enhance the disclosure in the principal investment strategies and add a specific risk factor for such investments.

Response:                                                                                        The Registrant confirms that the Fund does not intend to invest in high yield bonds as a principal investment strategy.

Comment No. 6:                                                     The Staff notes that “Exposure Risk” states that potential losses from writing uncovered call options are unlimited.  If the Fund intends to write uncovered call options as a principal investment, please enhance this disclosure in the principal strategies.

Response:                                                                                        The Registrant confirms that the Fund does not intend to write uncovered call options as a principal investment strategy.

Comment No. 6:                                                     The Prospectus states that Christian Strauss is primarily responsible for the day-to-day portfolio management of the Fund’s equity strategy, while Vivek Kapoor and Timothy Knowles are jointly and primarily responsible for the day-to-day portfolio management of the Fund’s options strategies. Please identify whether there is a lead portfolio manager for the Fund overall or whether all three portfolio managers are jointly and primarily responsible for the Fund’s strategy.

Response:                                                                                        The Registrant confirms that Christian Strauss and Vivek Kapoor are each jointly and primarily responsible for the day-to-day portfolio management of the Fund’s overall strategy. Timothy Knowles is no longer a portfolio manager of the Fund and references to him have been removed from the Registration Statement.

Comment No. 8:                                                     Please confirm that if the Fund will be a credit protection seller, as indicated by the fourth paragraph of the section entitled “Investment Objective and Policies — Investment Policies

and Strategies — Swap Agreements — Credit Default Swap Agreements” in the Statement of Additional Information, the Fund will segregate investments equal to the full notional value of the swap rather than the marked-to-market value. Please revise the disclosure accordingly.

Response:                                                                                        The Registrant confirms that to the extent the Fund invests in such instruments, the Fund will segregate liquid investments in an amount equal to the aggregate notional value of credit default swaps (CDS) of which it is the seller and has revised its disclosure accordingly.  For index-based credit default swaps (CDX), which are cash-settled, the Registrant will segregate liquid investments equal to its marked-to-market exposure under the contract, rather than the full notional value.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Sincerely,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

Enclosures

cc:                                Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC

Rose F. DiMartino, Esq., Willkie Farr & Gallagher, LLP
Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP